March 23, 2016

VIA EDGAR

Era Anagnosti

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Old National Bancorp
Registration Statement on Form S-4
Filed February 17, 2016
File No. 333-209551

Dear Ms. Anagnosti:

On behalf of our client, Old National Bancorp (“Old National”), we are providing Old National’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated March 8, 2016. Old National is concurrently filing an amendment to the Registration Statement on Form S-4 (the “Amendment”).

Each of the Staff’s comments is in bold below followed by Old National’s response. References in the responses to page numbers are to page numbers in the Amendment. Terms not defined in this letter shall have the meanings given to such terms in the Amendment.

Cover Page of Prospectus/Proxy Statement

1.	Please revise your disclosure to quantify the approximate dollar amount of the transaction and the total merger consideration to be paid in connection with the acquisition of Anchor Bancorp.

Response: The disclosure on the cover page of the Amendment has been revised in response to the Staff’s comment.

2.

Please disclose that the merger is subject to a floor price as set forth in the second bullet point of your “Merger Consideration” disclosure on page 41. In addition, please also disclose that if the price falls below the floor and Anchor Bancorp

Era Anagnosti

March 23, 2016

exercises its right to terminate the merger agreement, Old National may prevent termination by increasing the Exchange Ratio pursuant to a formula set forth in the Merger Agreement. Please discuss whether the additional consideration will be payable in stock or cash.

Response: The disclosures on pages 1, 7 and 47 of the Amendment have been revised in response to the Staff’s comment to reflect that Anchor no longer has the right to terminate the Merger Agreement based on the Exchange Ratio. Because the floor price is no longer relevant, we have not revised the cover page to include a reference to this provision of the Merger Agreement.

Questions and Answers About the Merger and the Special Meeting, page 1

What Will I receive in the Merger?, page 1

3.	You disclose that the Exchange Ratio is subject to downward adjustment in the event that Anchor’s after-tax environmental costs are greater than $5,000,000. To the extent known, please disclose here or in an appropriate section of the prospectus/proxy statement whether these costs are anticipated to be greater than $5,000,000.

Response: The disclosures on pages 1, 7 and 47 of the Amendment have been revised in response to the Staff’s comment to reflect that as of the date of the Amendment, Old National has not identified after-tax environmental costs which exceed $5,000,000.

We hope that the foregoing, and the revisions in Amendment No. 1, have been responsive to the Staff’s comments. If you or any member of the Staff have any questions or require further information or clarification, please contact the undersigned at (317) 238-6249 or mmessaglia@kdlegal.com

Respectfully,

/s/ Michael J. Messaglia
Michael J. Messaglia

cc:	David Lin, Securities and Exchange Commission
Jeffrey L. Knight, Esq., EVP, Chief Legal Counsel and Corporate Secretary, Old National Bancorp
Sven G. Mickisch, Esq., Skadden, Arps, Slate, Meagher & Flom LLP